UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number:  001-16601

FRONTLINE PLC
(Translation of registrant's name into English)

8, Kennedy Street, Iris House, Off. 740B, 3106 Limmasol, Cyprus
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release issued by Frontline plc (the "Company") on January 9, 2023, announcing that the Company is no longer pursuing a combination between the Company and Euronav NV ("Euronav") and has terminated the combination agreement it entered into with Euronav (the "Combination Agreement").

Attached hereto as Exhibit 2 is a copy of the press release issued by the Company on January 9, 2023, announcing that, as a result of the termination of the Combination Agreement, it will not make a voluntary conditional exchange offer for all outstanding shares of Euronav (the "Exchange Offer") as described in the Combination Agreement and in accordance with article 8§1 of the Belgian Royal Decree of 27 April 2007 on Public Takeover Bids, and the Company has formally withdrawn its intention to enter into the Exchange Offer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE PLC (registrant)

Dated: January 10, 2023	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1
FRO – Termination of Combination Agreement with Euronav
09.01.2023
Regulated information. This press release contains inside information within the meaning of Regulation (EU) no 596/2014 of the European Parliament and the Council of 16 April 2014 on market abuse (Market Abuse Regulation).
Frontline plc (“Frontline”) (NYSE: FRO – OSE: FRO), formerly Frontline Ltd., refers to its announcement on July 11, 2022 regarding the combination between Frontline and Euronav NV (“Euronav”)  and subsequent updates, and announces that it no longer pursues a combination between Frontline and Euronav. Frontline has terminated the combination agreement it entered into with Euronav in this respect.
As a result, Frontline will not make a voluntary conditional exchange offer for all outstanding Euronav shares. Frontline will also no longer seek a listing on Euronext Brussels. Frontline has simultaneously with this notice published a separate notice withdrawing its intention to such voluntary conditional exchange offer.
Mr. Lars H. Barstad, CEO of Frontline said: “We regret that we could not complete the merger as envisaged in July 2022, as that would have created the by far largest publicly listed tanker company. At the same time, both companies have independently very large fleets of crude oil and product tankers, and are already enjoying economies of scale as evidenced by our respective recent financial reports.
Frontline will with its efficient operations continue to capture value as this cycle unfolds, and remain focused on maximizing dividend capacity per share.”
January 9, 2023
The Board of Directors
Frontline plc
Limassol, Cyprus
Questions should be directed to:
Lars H. Barstad: Chief Executive Officer, Frontline Management AS
+47 23 11 40 00
Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 00
Frontline considers that the information included in this announcement constitutes inside information pursuant to article 7 of the Market Abuse Regulation and this information is publicly disclosed in accordance with article 17 of the Market Abuse Regulation and section 5-12 of the Norwegian Securities Trading Act. The announcement was published by the contact persons at 22:55 CET on January 9, 2023.
Forward-Looking Statements
Matters discussed in this announcement may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
Frontline and its subsidiaries, desire to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbour legislation. This announcement and any other written or oral statements made by Frontline or its behalf may include forward-looking statements, which reflect its current views with respect to future events and financial performance and are not intended to give any assurance as to future results. When used in this document, the words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect” and similar expressions, terms or phrases may identify forward-looking statements.
The forward-looking statements in this announcement are based upon various assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and data available from third parties. Although Frontline believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond Frontline’s control, it cannot assure you that Frontline will achieve or accomplish these expectations, beliefs or projections. Frontline undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. In addition to these important factors and matters discussed elsewhere herein, important factors that, in Frontline’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include important factors described from time to time in the reports and other documents, including filings with the U.S. Securities and Exchange Commission.
NO OFFER OR SOLICITATION
This announcement shall not constitute an offer to sell or the solicitation of an offer to buy, sell, or solicit any securities or any proxy vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

EXHIBIT 2

FRO – Withdrawing Intention to Bid – Communication in Accordance with Article 8, §1 of the Royal Decree of 27 April 2007 on Public Takeover Bids
09.01.2023
Regulated information. This press release contains inside information within the meaning of Regulation (EU) no 596/2014 of the European Parliament and the Council of 16 April 2014 on market abuse (market abuse regulation).
This notice relates to an earlier notice in accordance with article 8§1 of the Royal Decree of 27 April 2007 on Public Takeover Bids.
Frontline Ltd. (“Frontline”) (NYSE: FRO – OSE: FRO) refers to the notice dated 11 July 2022 in accordance with article 8§1 of the Belgian Royal Decree of 27 April 2007 on Public Takeover Bids regarding its intention to make a voluntary conditional exchange offer on all outstanding shares of Euronav NV (“Euronav”) within the context of an agreed combination agreement with Euronav (the “Combination Agreement”) (NYSE: EURN – Euronext Brussels: EURN). This notice can be found here: https://newsweb.oslobors.no/message/566760.
Frontline announces that as a result of the termination of the Combination Agreement, it will not make such voluntary conditional exchange offer and formally withdraws the intention expressed earlier, effective immediately.
January 9, 2023
The Board of Directors
Frontline plc
Limassol, Cyprus
Questions should be directed to:
Lars H. Barstad: Chief Executive Officer, Frontline Management AS
+47 23 11 40 00
Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 00
Frontline considers that the information included in this announcement constitutes inside information pursuant to article 7 of the Market Abuse Regulation and this information is publicly disclosed in accordance with article 17 of the Market Abuse Regulation and section 5-12 of the Norwegian Securities Trading  Act. The announcement was published by the contact persons at 22:55 CET on January 9, 2023.
Forward-Looking Statements
Matters discussed in this announcement may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
Frontline and its subsidiaries, desire to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbour legislation. This announcement and any other written or oral statements made by Frontline or its behalf may include forward-looking statements, which reflect its current views with respect to future events and financial performance and are not intended to give any assurance as to future results. When used in this document, the words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect” and similar expressions, terms or phrases may identify forward-looking statements.
The forward-looking statements in this announcement are based upon various assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and data available from third parties. Although Frontline believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond Frontline’s control, it cannot assure you that Frontline will achieve or accomplish these expectations, beliefs or projections. Frontline undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. In addition to these important factors and matters discussed elsewhere herein, important factors that, in Frontline’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include important factors described from time to time in the reports and other documents, including filings with the U.S. Securities and Exchange Commission.
NO OFFER OR SOLICITATION
This announcement shall not constitute an offer to sell or the solicitation of an offer to buy, sell, or solicit any securities or any proxy vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.